Exhibit 2.1

Framework Agreement

This Framework Agreement (this “Agreement”) is entered into by and between the following parties on October 5, 2020:

(A)	Corvus Hong Kong Limited, a company incorporated under the laws of Hong Kong with its registered address at 18th Floor, One Exchange Square, 8 Connaught Place, Central (“Corvus HK”);

(B)	Jiaxing Puissance Angel Equity Investment Partnership (Limited Partnership) (嘉兴檏盛安家股权投资合伙企业（有限合伙）), a limited partnership established pursuant to the laws of the PRC with its registered address at Room 1102, Building 8, No. 778 Yatai Road, Nanhu District, Jianxing City, Zhejiang Province, the PRC (中国浙江省嘉兴市南湖区亚太路778号8号楼1102室) (“Investment Entity”); and

(C)	AP BIOTECH DEVELOPMENT CORP., a company duly organized and existing under the laws of Delaware with its address at 45 E 85th Street 5A, New York, New York, 10028 (“AP BIOTECH DEVELOPMENT CORP.”).

The above parties are hereinafter referred to collectively as the “Parties” and respectively as the “Party”.

Recitals

(A)	Whereas as of the execution date of this Agreement, Corvus HK is wholly owned by Corvus Biopharmaceuticals, Ltd. (“Corvus Cayman”), which is a company incorporated under the laws of Cayman Islands and wholly owned by CORVUS PHARMACEUTICALS, INC., a company incorporated under the laws of Delaware with its registered address at 1209 Orange Street, City of Wilmington, County of New Castle, DE 19801 (“Corvus”);

(B)	Corvus HK has established a wholly-owned subsidiary in Jiaxing of the PRC as agreed by Corvus HK and the Investment Entity (“WFOE”) named “Angel Pharmaceutical Co., Ltd. (嘉兴和剂药业有限公司)” to conduct the Business (as defined in the Section of “Definitions”) (the WFOE and each Subsidiary that the WFOE will directly or indirectly establish from time to time, collectively, the “Group Members” and each, a “Group Member”); and

(C)	Whereas the Investment Entity intends to subscribe for the increased registered capital of the WFOE at the aggregate price of RMB 235,000,000, and Corvus HK intends to cause the WFOE to accept such investment from the Investment Entity, pursuant to the terms and conditions set out in this Agreement and other Transaction Documents (the transactions contemplated under the Transaction Documents, collectively, the “Transaction”).

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties intending to be legally bound hereto hereby agree as follows:

1.	Steps of transaction

Subject to the terms and conditions as provided in this Agreement and other Transaction Documents, the Parties agree that the Investment Entity will contribute RMB 235,000,000 to the WFOE to acquire the registered capital in the amount of USD 56,400 to be increased by the WFOE. The Parties agree to proceed with the following steps for the Transaction:

1.1	Step I: Incorporation

(a)	Establishment of WFOE

As of the signing of this Agreement, Corvus HK has established the WFOE in Jiaxing, with a registered capital of USD 80,000 to be contributed in cash by Corvus HK over time.

(b)	Payment of Funds to Investment Entity from Its Investors

The Investment Entity represents that before signing of this Agreement it has received from the Investment Entity’s investors the funds sufficient to pay the capital contribution into the WFOE.

1.2	Step II: Execution of IP Agreements

After the WFOE is formed, (a) Corvus (as the licensor) shall enter into certain IP license agreements with Corvus Cayman (as the licensee), pursuant to which Corvus Cayman will be granted of the right to sublicense certain IPs in relation to Corvus Products (“Corvus Licensed IPs”); (b) Corvus Cayman (as the licensor) shall further enter into certain IP license agreements with Corvus HK (as the licensee), pursuant to which Corvus HK will be granted of the right to sublicense Corvus Licensed IPs, and (c) Corvus HK (as the licensor), shall further enter into certain IP license agreements with the WFOE (as the licensee), pursuant to which the WFOE will have the right to use Corvus Licensed IPs in relation to operation of the Business. Forms of the documentations regarding the above licensing arrangement are set out in Part I of Exhibit A (collectively, the “License Agreements”). In addition, Corvus shall enter into an asset purchase agreement with Corvus Cayman and Corvus Cayman shall also enter into an asset purchase agreement with the WFOE, pursuant to which certain patent rights will be transferred from Corvus to Corvus Cayman and be further transferred from Corvus Cayman to the WFOE. Forms of the documentations regarding the above transfer are set out in Part II of Exhibit A (collectively, the “Asset Purchase Agreements”; the License Agreements and the Asset Purchase Agreements, collectively, the “IP Agreements”).

1.3	Step III: Capital Increase

Concurrently with the execution of the IP Agreements, Corvus HK shall cause the WFOE to, and each of the Investment Entity and AP BIOTECH DEVELOPMENT CORP. shall enter into a capital increase agreement in the form attached hereto as Exhibit B (the “Capital Increase Agreement”) for increase of the WFOE’s registered capital by aggregately USD 70,300 (the “Capital Increase”) ; and (b) the WFOE, Corvus HK, the Investment Entity and AP BIOTECH DEVELOPMENT CORP. shall also enter into a shareholders’ agreement in the form attached hereto as Exhibit C (the “WFOE Shareholders’ Agreement”) and the amended and restated articles of association of the WFOE in the form attached hereto as Exhibit D (the “WFOE Restated Articles”). The capitalization table of the WFOE immediately after the consummation of the Capital Increase is set forth in Part B of Schedule I hereto.

The Capital Increase Agreement will provide that (a) the Investment Entity will subscribe for the increased registered capital of the WFOE in the amount of USD 56,400, at the price of RMB 235,000,000; and (b) AP BIOTECH DEVELOPMENT CORP. will subscribe for the increased registered capital of the WFOE in the amount of USD 13,900, at the price of USD 13,900.

The Parties shall take all actions necessary for completing the governmental procedures in connection with the Capital Increase, including without limitation to the approvals, filings, registrations respectively from the MOC and the SAMR (as required by the Applicable Laws).

Following the completion of the filings and registrations with the MOC and the SAMR (as required by the Applicable Laws) and upon satisfaction of the other conditions precedent to Completion under the Capital Increase Agreement, each of the Investment Entity and AP BIOTECH DEVELOPMENT CORP. shall pay their respective subscription price into the WFOE by wire transfer in immediately available funds in RMB as contemplated in the Capital Increase Agreement (the “Completion of Capital Increase”).

1.4	Alternative Plans for IPO

The Parties intend to have the WFOE be publicly listed in the PRC stock market, Hong Kong Stock Exchange or another stock market as decided by its board of directors. If as per the decision of the WFOE’s board of directors, Corvus HK will be the listing vehicle of the Group Members (the “Board Decision on Corvus HK’s Listing”), the equity interest of the WFOE respectively held by the Investment Entity and AP BIOTECH DEVELOPMENT CORP. (each “Warrant Holder’s WFOE Equity”) will be “swapped” into the shares of Corvus HK as per the steps as set out below in this Section 1.4 (i.e., the Warrant Holder’s exercise of the warrant to purchase the shares in Corvus HK and Corvus HK’s buy-back of the Warrant Holder’s WFOE Equity). Alternatively, in case that Corvus HK is ultimately publicly listed but the Warrant Holder’s WFOE Equity cannot be “swapped” into the shares of Corvus HK, the Parties shall discuss in good faith for a solution to monetize the equity interest of the WFOE held by each of its shareholder at a fair price.

(a)	Issuance of Warrant

Part A of Schedule II sets out the capitalization table in respect of Corvus HK as of the execution of this Agreement and the Completion of Capital Increase. On the date of the Completion of Capital Increase, Corvus HK shall issue to each of the Investment Entity and AP BIOTECH DEVELOPMENT CORP. (each a “Warrant Holder”) a warrant in the form attached hereto as Exhibit E (the “Warrant”), allowing (i) the Investment Entity to purchase 7,053 (or another number as adjusted as per the Warrant) ordinary shares of Corvus HK and AP BIOTECH DEVELOPMENT CORP. to purchase 1,732 (or another number as adjusted as per the Warrant) ordinary shares of Corvus HK in each case at a price equal to the Approved Purchase Price (as defined in the Section of “Definition”) within five (5) years after the Completion of Capital Increase (such five (5) years, the “Relevant Period”, which Corvus HK may postpone to a later date by delivering a written notice to the Warrant Holders).

(b)	Request for Exercising the Warrant

No later than expiry of the Relevant Period (and, with respect to the Investment Entity only, after the Investment Entity’s completion of all PRC ODI Procedures), and after the Board Decision on Corvus HK’s Listing shall have been made, a Warrant Holder may deliver a notice to Corvus HK requesting the exercise of the Warrant, upon which such Warrant Holder shall execute and deliver the Equity Transfer Agreement (as defined below) to Corvus HK.

(c)	Buy-back

(i)	Execution of Equity Transfer Agreement

Upon the Warrant Holder’s delivery of the notice for exercising the Warrant, Corvus HK and such Warrant Holder shall enter into an equity transfer agreement (“Equity Transfer Agreement”) substantially in the form attached hereto as Exhibit F. Pursuant to the Equity Transfer Agreement, Corvus HK will purchase back all such Warrant Holder’s WFOE Equity at a purchase price equal to the Approved Purchase Price (such purchase price, the “Buy-back Price”; such buy-back of such Warrant Holder’s WFOE Equity, the “Buy-back”).

(ii)	Completion of Governmental Procedures

Within three (3) months after the execution of the Equity Transfer Agreement, the Parties shall take all actions necessary for completing the governmental procedures in connection with the Buy-back, including without limitation, the approvals, filings or registrations respectively from the MOC, SAMR, SAT and SAFE as required by Applicable Laws.

(iii)	Payment of Approved Purchase Price for Exercising the Warrant

Within the five (5) Business Days after the completion of the above governmental procedures in connection with the Buy-back, the relevant Warrant Holder shall pay the Approved Purchase Price for exercising the Warrant to an account as designated by Corvus HK.

Corvus HK shall facilitate process of exercising the Warrants as the WFOE prepares to go public by using Corvus HK as listing vehicle.

(iv)	Issuance of Shares and Payment of Approved Purchase Price for Buy-back

On the same date of Corvus HK’s receipt of the Approved Purchase Price in lump sum or each installment of the payment of the Approved Purchase Price for exercising the Warrant, Corvus HK shall issue the shares (corresponding to the paid Approved Purchase Price pursuant to the relevant Warrant) to the Warrant Holder. Within three (3) Business Days after Corvus HK’s receipt of the Approved Purchase Price in lump sum or in part, Corvus HK shall pay Buy-back Price equal to such received amount to an account as designated by the relevant Warrant Holder. The pro forma capitalization table of Corvus HK immediately after the issuance of shares upon full exercise of the Warrants is set forth in Part B of Schedule II hereto.

(v)	Execution of Corvus HK’s Constitutional Documents

Subject to the terms and conditions of the relevant Warrant, the exercise of a Warrant shall be deemed to be effected on the date of payment of the Approved Purchase Price for exercising the Warrant (or another date as agreed by Corvus HK and the relevant Warrant Holder).

Concurrently with the effectiveness of the exercise of the Warrant, Corvus HK shall cause Corvus Cayman to, and the relevant Warrant Holder shall enter into a shareholders’ agreement (“SHA of Corvus HK”) in respect of Corvus HK, and the articles of association (“Articles of Corvus HK”) of Corvus HK. The Parties agree that the terms of the SHA of Corvus HK and Articles of Corvus HK (after exercise of the warrants) in respect of shareholder rights, governance and management structure and business operation shall mirror those of the WFOE (before the corresponding Buy-back) under the WFOE Shareholders’ Agreement and WFOE Restated Articles, to the greatest extent permitted by Applicable Laws, and if any terms of the WFOE Shareholders’ Agreement or WFOE Restated Articles cannot be reflected in the SHA of Corvus HK and Articles of Corvus HK due to Applicable Laws, Corvus HK and the relevant Warrant Holder shall negotiate in good faith and make the best efforts to modify such terms so as to effect the original intent of the Parties under WFOE Shareholders’ Agreement and WFOE Restated Articles as closely as possible in an acceptable manner in order that the terms contemplated thereby be reflected in the SHA of Corvus HK and Articles of Corvus HK as originally contemplated to the fullest extent possible..

Corvus HK agrees and undertakes to each Warrant Holder that (A) with respect to each Warrant, until the earlier of (i) the expiration of the Relevant Period, (ii) the completion of the issuance of shares of Corvus HK to the Warrant Holder under the Warrant, Corvus HK and Corvus Cayman will not conduct any substantial business (other than holding the equity interest in the WFOE (with respect to Corvus HK) or Corvus HK (with respect to Corvus Cayman), unless otherwise approved by each Warrant Holder; and (B) the number of the shares issuable under each Warrant may be adjusted according to the principle that the relevant Warrant Holder’s shareholding percentage in Corvus HK immediately after exercise of the Warrant will become the same as such Warrant Holder’s shareholding percentage in the WFOE immediately before the corresponding Buy-back, in each case calculated on fully-diluted basis and assuming the exercise of all options and warrants and issuance of all reserved shares.

If the WFOE’s board of directors decides that Corvus Cayman will be the listing vehicle of the Group Members (the “Board Decision on Corvus Cayman’s Listing”), the Parties agree to negotiate in good faith for a solution that enables the equity interest of WFOE held by the Warrant Holders to be exchanged into the shares of Corvus Cayman.

2.	FURTURE INVESTORS

The Parties agree that no later than sixty (60) days after the Completion of Capital Increase, the WFOE will allow two other investors (i.e., an entity Controlled respectively by Betta and Tigermed, collectively, the “Future Investors”) to subscribe to the WFOE’s increased registered capital in an aggregate amount of USD 10,800, at an aggregate price of RMB 45,000,000 and in detailed terms and conditions as agreed among WFOE and such Future Investors. The Parties may otherwise agree to adjust the final investment amount of Future Investors. Upon adoption of the Board Decision on Corvus HK’s Listing, the Parties agree to take reasonably necessary actions to enable the equity interest of WFOE held by the Future Investors in the WFOE to be “swapped” into the shares of Corvus HK in the similar way as provided in Section 1.4 or as otherwise agreed among the Parties and the Future Investors.

3.	ESOP

Subject to compliance with the Applicable Laws and resolutions of the WFOE’s board directors, the Parties agree that:

(a)	selected officers, directors, employees and consultants of the Group Members will be eligible to participate in the employees’ share option plan, which occupies up to seven percent (7)% of the total equity interest of the WFOE (“ESOP”);

(b)	the above seven percent (7%) is calculated on fully-diluted basis and assuming that (i) the capital contribution made by Investment Entity and AP BIOTECH DEVELOPMENT CORP. as provided in Section 1 has been completed, (ii) Capital Increase by Future Investors as provided in Section 2 has been completed and Future Investors’ final investment amount remains the same as provided in this Agreement, and (iii) no further capital investment is made into the WFOE; adoption of the ESOP will dilute shareholding percentage in the WFOE respectively of Corvus, the Investment Entity and each Future Investor;

(c)	specific terms and conditions respectively for adoption of the ESOP, as well as selection of the officers, directors, employees and consultants eligible to participate in the ESOP, will be decided by the board of directors of the WFOE;

(d)	a limited partnership or entity, directly or indirectly controlled by the board of directors of the WFOE, will be established to hold the equity interest under the ESOP (“ESOP Holding Entity”); and

(e)	if the Board Decision on Corvus HK’s Listing or the Board Decision on Corvus Cayman’s Listing is made, the Parties shall discuss in good faith for a solution to enable the equity interest under the ESOP to be “swapped” into the shares of Corvus HK or Corvus Cayman (whichever entity being the listing vehicle as the case may be based on the relevant board decisions).

4.	CAPITALIZATION TABLE

For clarity purpose, Schedule I sets forth the capitalization table of the WFOE in respect of each of the following phases: (a) as of execution date of this Agreement; (b) immediately after the Capital Increase set out in Section 1.3 (i.e., capital contribution by the Investment Entity and AP BIOTECH DEVELOPMENT CORP.); (c) immediately after Capital Increase by Future Investors and issuance of the equity interest under the ESOP.

5.	CONFIDENTIALITY

Each Party shall keep confidential, and shall require its Affiliates, and its and its Affiliates’ respective counsels, financial advisors, auditors and other authorized representatives, including, without limitation to, agents, employees, officers, and directors (collectively, the “Representatives”) to keep confidential, the terms and conditions hereof and all discussions and materials relating to this Agreement (collectively, the “Confidential Information”); provided that each Party may disclose any Confidential Information (i) to the extent advised by competent legal advisors that such disclosure is required by Applicable Laws or the applicable rules of any securities exchange and so long as, where such disclosure is to a Governmental Authority or securities exchange, such Party shall use all reasonable efforts to obtain confidential treatment of the Confidential Information so disclosed, to the extent permissible under the Applicable Laws, and (ii) to its Representatives as necessary to the performance of its obligations in connection with any Transaction Documents so long as each such Representative to whom the Confidential Information is so disclosed agrees and is subject to the confidentiality obligations no less stringent than this Section 4 to keep such Confidential Information confidential.

6.	REPRESENTATIONS AND WARRANTIES

6.1	Corvus HK represents and warrants to the Investment Entity that each statement set out in this Section 6.1 is true and correct as of the date hereof and as of the Completion of Capital Increase; for the avoidance of doubt, Section 6.1 is not the representation or warranty made with respect to any period after the Completion of Capital Increase:

(a)	Corporate Existence and Power

It is duly organized, validly existing and in good standing (where such concept is applicable) under the Applicable Laws of the jurisdiction of its organization and has all requisite power and authority to enter into and perform its obligations under this Agreement and each other Transaction Document to which it is a party. Corvus HK is wholly owned by Corvus Cayman, and Corvus Cayman is wholly owned by Corvus US.

(b)	Authorization; Enforceability

The execution and delivery by Corvus HK of this Agreement and each other Transaction Document to which Corvus HK is a party, the performance by Corvus HK of its obligations hereunder and thereunder and the consummation by Corvus HK of the transactions contemplated hereby and thereby have been duly authorized by all requisite actions on the part of Corvus HK. This Agreement has been, and each other Transaction Document to which Corvus HK is a party will constitute the valid and binding obligations of Corvus HK, enforceable against Corvus HK in accordance with their respective terms, except as enforcement may be limited by general principles of equity whether applied in a court of Applicable Law or a court of equity, and by applicable bankruptcy, insolvency and similar Applicable Law affecting creditors’ rights and remedies generally.

(c)	Non-Contravention

The execution and delivery by Corvus HK of this Agreement and each other Transaction Document to which Corvus HK is a party do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, conflict with or result in any violation of any provision of (a) the articles of association or other equivalent organizational document of Corvus HK, (b) any agreement under which Corvus HK or its assets is bound or (c) any Applicable Law, other than, in the case of clauses (b) and (c), any such conflict or violation that would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the consummation of the transactions contemplated in this Agreement or the other Transaction Documents to which Corvus HK is a party or the performance by Corvus HK of its obligations hereunder or thereunder.

(d)	Business Operation; Compliance

The WFOE does not have any subsidiaries and has not engaged in any substantial business operation. Corvus HK does not have and has not had any business or assets other than holding the equity interest in the WFOE. Each of the WFOE and Corvus HK is not subject to any financial indebtedness of any kind. Corvus HK and the WFOE have been in compliance with all applicable laws in all material respects.

(e)	Absence of Proceedings

There are no Actions before or brought by any Governmental Authority, now pending or, to the Knowledge of Corvus HK, threatened against or affecting Corvus HK, which, if adversely determined individually or in the aggregate, would be reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in this Agreement or any of the other Transaction Documents or the performance by Corvus HK of its obligations under this Agreement or any other Transaction Documents to which Corvus HK is a party.

(f)	FCPA

Purely with respect to the transactions under this Agreement and with respect to the WFOE prior to the Completion of Capital Increase, Corvus HK has not (and has not permitted any of its Affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to) promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, to any third party, including any Non-U.S. Official (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”)), in each case, in violation of the FCPA, the U.K. Bribery Act, PRC anti-bribery and anti-corruption laws, or any other applicable anti-bribery or anti-corruption law.

(g)	Money Laundering; OFAC

Purely with respect to the transactions under this Agreement and with respect to the WFOE prior to the Completion of Capital Increase, the actions or operations of Corvus HK and its Affiliates are and have been conducted at all times in compliance with Anti-Money Laundering Laws and no Actions by or before any Governmental Authority or any arbitrator involving any of Corvus HK with respect to Anti-Money Laundering Laws is pending or, to Corvus HK’s Knowledge, threatened. Further, neither Corvus HK, its Affiliates, nor any of its or their respective directors, officers, employees and agents or other Person acting under and with its or their respective express authorization have been placed on the US Treasury Office of Foreign Asset Control (“OFAC”) Specially Designated Nationals List, or other OFAC sanction lists.

6.2	The Investment Entity represents and warrants to Corvus HK that each statement set out in this Section 6.2 is true and correct as of the date hereof and as of the Completion of Capital Increase; for the avoidance of doubt, Section 6.2 is not the representation or warranty made with respect to any period after the Completion of Capital Increase:

(a)	Capacity and Power

The Investment Entity has all requisite capacity, power and authority to enter into and perform its obligations under this Agreement and each other Transaction Document to which it is a party.

(b)	Authorization; Enforceability

The execution and delivery by the Investment Entity of this Agreement and each other Transaction Document to which the Investment Entity is a party, the performance by the Investment Entity of its obligations hereunder and thereunder and the consummation by the Investment Entity of the transactions contemplated hereby and thereby have been duly authorized by all requisite actions on the part of the Investment Entity. This Agreement has been, and each other Transaction Document to which the Investment Entity is a party will constitute the valid and binding obligations of the Investment Entity, enforceable against the Investment Entity in accordance with their respective terms, except as enforcement may be limited by general principles of equity whether applied in a court of Applicable Law or a court of equity, and by applicable bankruptcy, insolvency and similar Applicable Law affecting creditors’ rights and remedies generally.

(c)	Non-Contravention

The execution and delivery by the Investment Entity of this Agreement and each other Transaction Document to which the Investment Entity is a party do not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, conflict with or result in any violation of any provision of (a) the articles of association or other equivalent organizational document of the Investment Entity, (b) any agreement under which the Investment Entity or its assets is bound or (c) any Applicable Law, other than, in the case of clauses (b) and (c), any such conflict or violation that would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the consummation of the transactions contemplated in this Agreement or the other Transaction Documents to which the Investment Entity is a party or the performance by the Investment Entity of its obligations hereunder or thereunder.

(d)	Absence of Proceedings

There are no Actions before or brought by any Governmental Authority, now pending or, to the Knowledge of the Investment Entity, threatened against or affecting the Investment Entity, which, if adversely determined individually or in the aggregate, would be reasonably be expected to materially and adversely affect the consummation of the transactions contemplated in this Agreement or any of the other Transaction Documents or the performance by the Investment Entity of its obligations under this Agreement or any other Transaction Documents to which the Investment Entity is a party.

(e)	FCPA

Purely with respect to the transactions under this Agreement and with respect to the WFOE prior to the Completion of Capital Increase, the Investment Entity has not (and has not permitted any of its Affiliates or any of its or their respective directors, officers, managers, employees, independent contractors, representatives or agents to) promise, authorize or make any payment to, or otherwise contribute any item of value to, directly or indirectly, to any third party, including any Non-U.S. Official (as such term is defined in the FCPA), in each case, in violation of the FCPA, the U.K. Bribery Act, PRC anti-bribery and anti-corruption laws, or any other applicable anti-bribery or anti-corruption law.

(f)	Money Laundering; OFAC

Purely with respect to the transactions under this Agreement and with respect to the WFOE prior to the Completion of Capital Increase, the actions or operations of the Investment Entity and its Affiliates are and have been conducted at all times in compliance with Anti-Money Laundering Laws and no Actions by or before any Governmental Authority or any arbitrator involving any of the Investment Entity with respect to Anti-Money Laundering Laws is pending or, to the Investment Entity’s Knowledge, threatened. Further, neither the Investment Entity, its Affiliates, nor any of its or their respective directors, officers, employees and agents or other Person acting under and with its or their respective express authorization have been placed on the OFAC” Specially Designated Nationals List, or other OFAC sanction lists.

(g)	Sufficient Funds

The Investment Entity shall have sufficient funds on hand to pay in full the investment amounts as contemplated in this Agreement.

7.	FORCE MAJEUR

In the event that the US government forces Corvus and its Affiliates to withdraw from the Licensing Agreements with the WFOE prior to the Group Members’ initial public offering, Corvus and its Affiliates will make reasonable effort to reimburse the investors of the WFOE for their investment loss.  Such reimbursement will occur after commercialization of Licensed Products (as defined in the License Agreements) in the Territory (as defined in the License Agreements) by Corvus or its Affiliate, or the licensee of Corvus or its Affiliate and will be capped at USD10 million.

8.	MISCELLANEOUS PROVISIONS

8.1	Action

The Parties hereby agree to take all actions necessary for completing and perfecting the Transaction as per the Transaction Documents. In respect of any matter not explicitly provided in the Transaction Documents, the Parties shall discuss in good faith and solve such matter in a manner best to reflect the Parties’ original intention.

8.2	Termination

(a)	The Parties may terminate this Agreement by mutual written agreement.

(b)	This Agreement shall be automatically terminated upon the dissolution of the WFOE.

(c)	Corvus HK may terminate this Agreement (in whole or in part) by sending a written notice to the Investment Entity prior to whichever later of (A) the Completion of Capital Increase and (B) the Investment Entity’s payment of its subscription price for Capital Increase, in the event that the Investment Entity fails to fulfil their obligations set out in Section 1 and further fail to rectify such breach within ten (10) Business Days after the Investment Entity’ receipt of a written notice from Corvus HK regarding such default.

(d)	The Investment Entity may terminate this Agreement (in whole or in part) by sending a written notice to Corvus HK prior to the Completion of Capital Increase, in the event that (i) Corvus HK or any of its Affiliates, prior to the Completion of Capital Increase, fails to fulfil their obligations set out in Section 1 or any Transaction Agreements and further fail to rectify such breach within ten (10) Business Days after Corvus HK’ receipt of a written notice from the Investment Entity regarding such default, or (ii) any of the IP Agreements has been terminated prior to the Completion of Capital Increase.

(e)	This Agreement shall terminate and be of no force or effect upon the fulfilment of the Parties’ obligations set forth in Section 1 to consummate the Transaction; provided, however, that the sections of “Confidentiality”, “Indemnification”, “Taxes”, “Costs”, “Applicable Law” and “Arbitration” shall survive the termination of this Agreement.

8.3	Indemnification

If a Party or its Affiliate, their respective officers, directors, agents, representatives or employees (the “Indemnitees”) suffers any losses or damages (including without limitation to attorney fees, “Losses”) due to another Party’s (“Breaching Party”) breach of this Agreement or any other Transaction Documents, then the Breaching Party shall indemnify the Indemnitees against all the Losses and hold the Indemnitees harmless thereof.

NO PARTY SHALL BE LIABLE TO OTHER PARTIES, ITS AFFILIATES, THEIR RESPECTIVE OFFICERS, DIRECTORS, AGENTS, REPRESENTATIVES OR EMPLOYEES WITH RESPECT TO ANY SUBJECT MATTER OF THIS AGREEMENT (OTHER THAN BREACH OF THE CONFIDENTIALITY HEREUNDER) UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY FOR ANY INCIDENTAL OR CONSEQUENTIAL DAMAGES OR LOST PROFITS EXCEPT FOR LOSSES ACTUALLY INCURRED IN THIRD PARTY CLAIM(S).

8.4	Waiver

To the extent permitted by the Applicable Laws, failure or delay on the part of either Party hereto to exercise a right, power or privilege under this Agreement shall not operate as a waiver thereof, nor shall any single or partial exercise of a right, power or privilege preclude any other future exercise thereof.

8.5	Representative

The Investment Entity hereby irrevocably appoints Mr. Ted Wang as its representative to negotiate and perform the Transaction Documents on behalf of the Investment Entity. Mr. Ted Wang’s communication in respect of the negotiation and performance of the Transaction Documents shall be deemed as the communications made by the Investment Entity and bind each of the Investment Entity.

8.6	Assignability

This Agreement may not be assigned in whole or in part by either Party, without the prior written consent of the other Parties.

8.7	Taxes

The Parties agree that each of the Parties, the WFOE and the Investment Entity will bear its respective Taxes associated with the Transaction contemplated hereunder (if any), except to the extent otherwise provided for under the Transaction Documents.

8.8	Costs

The Parties shall bear their respective costs for the preparation or execution of the Transaction Documents; however, the Parties agree that the WFOE will be responsible for (i) the costs and expenses (excluding Taxes) incurred in connection with the application filings to form the WFOE with the PRC Governmental Authorities (including all documentation necessary for such application) and applicable changes resulting from the Capital Increase, (ii) the reasonable costs and expenses for completing the PRC ODI Procedures (provided that the Investment Entity shall discuss the amount of such costs and expenses with Corvus HK in advance), and (iii) the fees incurred for the legal services from Cooley which was engaged by the Investment Entity to advise the preparation and execution of the Transaction Documents.

8.9	Effect

This Agreement shall take into effect upon signing by the Parties. This Agreement shall not be changed orally, but only by a written instrument signed by the Parties.

8.10	Prevailing Document

In case of any conflict between this Agreement and any other Transaction Document, this Agreement shall prevail.

8.11	Severability

The invalidity of any provision of this Agreement shall not affect the validity of any other provision of This Agreement. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other governmental authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such a determination, the Parties shall negotiate in good faith and make the best efforts to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

8.12	Language

This Agreement shall be written in both the Chinese and English languages. In case of any discrepancy between the two language versions, the English version shall prevail.

8.13	Counterparts

This Agreement may be entered into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any Party may enter into this Agreement by executing any such counterpart. The Parties may deliver and exchange signature pages by electronic means, including email.

8.14	Notices

Any notice or written communication provided for in this Agreement by either Party to the other, including but not limited to any and all offers, writings, or notices to be given hereunder, shall be provided in English by means of personal delivery, by courier company with all fees prepaid, or by email to the appropriate address set forth below, until the same is changed by notice given in writing by one Party to the other Parties:

Corvus HK

Address: 863 Mitten Road Suite 102, Burlingame, CA 94010

Attention: Richard A. Miller MD

Email: RMiller@Corvuspharma.com

Investment Entity

Address: 50 An Jia Tang, Shangcheng, Hangzhou, Zhejiang, China 310008 (浙江省杭州市上城区安家塘50号)

Attention: Wang Bifeng (王碧峰)

Email: bifeng.wang@puissancecapital.com

AP BIOTECH DEVELOPMENT CORP.

Address: 45 E 85TH STREET 5A, NEW YORK, NEW YORK, 10028

Attention: Ted Wang

Email: ted.wang@puissancecapital.com

Such offers, writings, or notices shall be deemed effectively given as follows: (i) if by personal delivery, upon receipt as indicated on the date of a signed receipt; (ii) if by courier company with all fees prepaid, upon five (5) Business Days after having been sent by multinational courier company; (iii) if by email, when the recipient, by an email sent to the email address for the sender stated in this Section, acknowledges having received that email, with an automatic “read receipt” not constituting acknowledgment of an email for purposes of this Section; or (iv) if the Party to which it is addressed, rejects or otherwise refuses to accept it, or if it cannot be delivered because of a change of address for which no notice was given, then upon that rejection, refusal or inability to deliver.

8.15	Entire Agreement

This Agreement and each other Transaction Document constitute the entire agreement between the Parties with respect to the subject matter of this Agreement and supersedes all prior discussions, negotiations and agreements between them.

8.16	Applicable Law

The validity, interpretation and implementation of this Agreement shall be governed by the laws of the PRC.

8.17	Arbitration

In the event a dispute arises in connection with the interpretation or implementation of this Agreement, either Party may submit the dispute to Hong Kong International Arbitration Centre for arbitration in Hong Kong in accordance with the then effective arbitration rules of Hong Kong International Arbitration Center. There shall be three (3) arbitrators, with the first arbitrator to be appointed by Corvus HK, the second arbitrator to be appointed by the Investment Entity and/or AP BIOTECH DEVELOPMENT CORP. and the third arbitrator to be appointed jointly by the first two arbitrators. The languages of all proceedings of the arbitration shall be English and Chinese. The arbitration award rendered by the arbitrators shall be final and binding upon the Parties. The Parties hereby provide their respective consent to the commencement of multi-contract arbitration and/or to the consolidation of multiple arbitrations arising out of or in connection with this Agreement and other Transaction Documents, including where the dispute(s) involve different parties.

[Signature pages follow]

IN WITNESS WHEREOF this Framework Agreement has been executed on the day and year first above written.

Corvus Hong Kong Limited

By:	/s/ Richard Alan Miller

Name:	Richard Alan Miller

Title:	Director/Authorized Signatory

IN WITNESS WHEREOF this Framework Agreement has been executed on the day and year first above written.

Jiaxing Puissance Angel Equity Investment Partnership (Limited Partnership) (嘉兴檏盛安家股权投资合伙企业（有限合伙）)

By:	/s/ Wang Bifeng (王碧峰)

Name:	Wang Bifeng (王碧峰)

Title:	Authorized Representative of Executive Partner (执行事务合伙人委派代表)

IN WITNESS WHEREOF this Framework Agreement has been executed on the day and year first above written.

AP BIOTECH DEVELOPMENT CORP.

By:	/s/ Ted Wang (Wang Tiefei)

Name:	Ted Wang (Wang Tiefei)

Title:	President

Definitions

In addition to the capitalized terms as otherwise defined in this Agreement, the following terms used in this Agreement shall have the meanings set forth below:

Action	refers to any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Government Authority.

Affiliate	refers to (a) in relation to an individual, his or her Relative and any entity which the individual and/or his/her Relative directly or indirectly own or Control, and any Affiliate of such entity; and (b) in relation to an entity, any other entity or person directly or indirectly Controlling, directly or indirectly Controlled by or under direct or indirect common Control with such entity, including, without limitation, any general partner, managing member, officer, director or trustee of such entity, or any venture capital fund or other investment fund now or hereafter existing that is controlled by one (1) or more general partners, managing members or investment adviser of, or shares the same management company or investment adviser with, such entity; provided that purely for purpose of this Agreement, (i) Corvus HK and its Affiliates shall not be deemed to be an Affiliate of the WFOE; the WFOE shall not be deemed as an Affiliate of Corvus HK. .

Anti-Money Laundering Laws	refers to (a) the U.S. Bank Secrecy Act, as amended from time to time, the USA Patriot Act of 2001, as amended from time to time; the U.S. Money Laundering Control Act of 1986, as amended from time to time, and the regulations and rules promulgated under each of the foregoing statutes, as amended from time to time; (b) the Proceeds of Crime Act 2002 and Money Laundering Regulations 2007 and the Terrorism Act 2000, each of which as amended from time to time, and regulations and rules promulgated thereunder, as amended from time to time; and (c) all applicable financial recordkeeping and reporting requirements and the applicable anti-money laundering laws and regulations in the jurisdictions where any Party conducts business and/or where any Party is incorporated, domiciled or registered, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, which in each case are issued, administered or enforced by any Governmental Authority.

Approved Purchase Price	with respect to the Investment Entity as the Warrant Holder, refers to the price for exercising the Warrant as approved in the PRC ODI Procedures, which can be either the Subscription Price or a price lower than the Subscription Price, and with respect to AP BIOTECH DEVELOPMENT CORP., refers to the subscription price paid by AP BIOTECH DEVELOPMENT CORP. under the Capital Increase Agreement.

Applicable Laws	refers to with respect to any person or entity, any laws, administrative regulations, requirements from the Government Authorities, judicial interpretations, local regulations, local rules, department regulations, national, industrial and local rules and standards and other normative documents, judgments, orders, awards or approvals which are applicable to such person or entity or its/his/her assets, or any and all provisions for the interpretation or implementation of any of the foregoing.

Business	refers to development and facilitation of the commercialization of Corvus Products; generation of clinical trial data to support the regulatory approval of such products, and other business to be decided by the board of directors of the WFOE (for the avoidance, such decision of the board will be subject to the veto right of any shareholder or its appointed director as provided in WFOE Shareholders Agreement or the restated or amended document of such agreement, if any).

Corvus Products	refers to the Licensed Products under the License Agreements and the Acquired Assets under the Asset Purchase Agreements.

Control	refers to the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of any entity or person, whether through the ownership of voting securities or by contract or otherwise; anyone holding more than 50% of the total equity interest of such entity or holding more than a simple majority of the total votes in any entity’s shareholders’ meeting or board meeting shall be deemed to have Control over such entity.

Government Authorities	any nation or government, province or state or any other political subdivision thereof; any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of the PRC, Hong Kong, the USA or any political subdivision thereof; any court, tribunal or arbitrator and self-regulatory organization; and the governing body of any securities exchange, in each case having competent jurisdiction.

Knowledge	refers to, with respect to an individual, the actual knowledge of such individual after due inquiry, and with respect to a Person who is not an individual, the actual knowledge of any director or officer of such Person and the knowledge that such individuals would have had if such individuals had conducted a reasonable inquiry of the other individuals, executives and managers having primary responsibility for such matters.

MOC	refers to the PRC Ministry of Commerce or its local counterpart.

NDRC	refers to the PRC National Development and Reform Commission or its local counterpart.

PRC ODI Procedures	refers to all overseas direct investment procedures under the Applicable Laws of the PRC, including without limitation to the approvals, filings or registrations respectively from NDRC, MOC and SAFE.

PRC	refers to mainland of the People’s Republic of China.

Relative	of an individual means the spouse of such person, any parent, child, grandparent, grandchild, sibling, uncle, aunt, nephew, niece or great grandparent of such individual or such individual’s spouse, or any other individual who resides with such individual.

SAFE	refers to the PRC State Administration of Foreign Exchange, its local counterpart or its authorized bank.

SAT	refers to PRC State Administration of Taxation or its local counterpart.

SAMR	refers to the PRC State Administration of Market Regulation or its local counterpart.

Subsidiary	in respect of any entity, refers to another entity Controlled by the first entity.

Tax	refers to all forms of taxation, estate duties, deductions, withholdings, duties, imposts, levies, fees, charges and rates imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, or other body in the PRC or elsewhere and any interest, additional taxation, penalty, surcharge or fine in connection therewith.

Transaction Documents	refers to this Agreement, the Capital Increase Agreement, the WFOE Shareholders’ Agreement, the License Agreements , the Asset Purchase Agreements, the WFOE Restated Articles, the Warrant, the Equity Transfer Agreement, the SHA of Corvus HK, the Articles of Corvus HK, and the other agreements or documents entered into or issued by any Party in connection with the transactions contemplated herein or in other Transaction Documents (including without limitation the appendixes, schedules, appendixes to any of the foregoing).

SCHEDULE I

Part A. WFOE’s Shareholding Structure as of Execution of this Agreement

Shareholder	Corvus HK (holding 100% of the equity interest in the WFOE)
Registered Capital	USD	80,000

Part B. WFOE’s Shareholding Structure Immediately Following the Capital Increase Set out in Section 1.3

Shareholder	Registered Capital Subscribed by Such Shareholder (USD Thousand)	Shareholding Percentage
Corvus HK	80.0	53.2188%
Investment Entity	56.4	37.5344%
AP BIOTECH DEVELOPMENT CORP.	13.9	9.2468%
Total:	150.3	100%

Part C. WFOE’s Shareholding Structure Immediately Following Capital Increase by Future Investors and Issuance of the Equity Interest under the ESOP

Shareholder	Registered Capital Subscribed by Such Shareholder (USD Thousand)	Shareholding Percentage
Corvus HK	80.0	46.18716%
Investment Entity	56.4	32.57514%
AP BIOTECH DEVELOPMENT CORP.	13.9	8%
FUTURE INVESTORS	10.8	6.2377%
ESOP Holding Entity	12.1	7%
Total:	173.2	100%

SCHEDULE II

Part A - Capitalization Table of Corvus HK

(as of execution of this Agreement and Completion of Capital Increase)

Shareholders	Class of Shares	Number of Shares	Percentage (without consideration of any Warrant issued pursuant to this Agreement)
Corvus Cayman	Ordinary	10,000	100%

Part A – Pro Forma Capitalization Table of Corvus HK

(as of full exercise of the Warrants and subject to adjustment permitted by Transaction Documents, and assuming that capitalization table of the WFOE prior to Buy-back is the same as Part C of Schedule I)

Shareholders	Class of Shares	Number of Shares	Percentage
Corvus Cayman	Ordinary	10,000	46.187%
Investment Entity	Ordinary	7,053	32.57%
AP BIOTECH DEVELOPMENT CORP.	Ordinary	1,732	8%
Other Shareholders	Ordinary	2,866	13.243%
Total	Ordinary	21,651	100%

EXHIBIT A

Omitted pursuant to Regulation S-K, Item 601(a)(5)

EXHIBIT B

Omitted pursuant to Regulation S-K, Item 601(a)(5)

EXHIBIT C

Omitted pursuant to Regulation S-K, Item 601(a)(5)

EXHIBIT D

Omitted pursuant to Regulation S-K, Item 601(a)(5)

EXHIBIT E

Omitted pursuant to Regulation S-K, Item 601(a)(5)

EXHIBIT F

Omitted pursuant to Regulation S-K, Item 601(a)(5)